UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  SYBASE, INC.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    871130100
                         -----------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.





                         Continued on following page(s)
                               Page 1 of 28 Pages
                             Exhibit Index: Page 24


------------------------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          225,075
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    225,075

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    225,075

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             .29%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  |x|

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          225,075
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    225,075

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    225,075

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             .29%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          225,075
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    225,075

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    225,075

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]


13      Percent of Class Represented By Amount in Row (11)

                             .29%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         425,075
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          225,075
    Each
  Reporting           9      Sole Dispositive Power
   Person                           425,075
    With
                      10     Shared Dispositive Power
                                    225,075

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    650,150

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .85%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,800,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          650,150
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,800,000
    With
                      10     Shared Dispositive Power
                                    650,150

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,450,150

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             3.21%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          650,150
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    650,150

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    650,150

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .85%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
 Number of                          1,248,297
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,248,297
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,248,297

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             1.63%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          601,753
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           601,753
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    601,753

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .79%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,850,050
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,850,050
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,850,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             2.42%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
 Number of                          1,850,050
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,850,050
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,850,050

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             2.42%

14      Type of Reporting Person*

               CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 28 Pages

                                  SCHEDULE 13D

CUSIP No. 871130100

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               DR. PURNENDU CHATTERJEE (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          1,850,050
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          225,075
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,850,050
    With
                      10     Shared Dispositive Power
                                    225,075

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,075,125

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             2.72%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 28 Pages


               This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Shares"), of Sybase, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated December 2, 1996 (the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report the transfer of the investment advisory contract between Soros Fund Management ("SFM") and Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), whose principal operating subsidiary is Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), pursuant to which SFM was granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. The investment advisory contract has been transferred from SFM to Soros Fund Management LLC ("SFM LLC"), a newly formed Delaware limited liability company. In addition, this Amendment No. 1 is being filed to report an agreement between one of the Reporting Persons and SFM LLC pursuant to which SFM LLC has been granted investment discretion over the Shares held for the account of Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):


          i)   QIP;

          ii)  QIH Management Investor, L.P. ("QIHMI");

          iii) QIH Management, Inc. ("QIH Management");

          iv)  SFM LLC;

          v)   George Soros ("Mr. Soros");

          vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller");

          vii) Winston Partners II LDC ("Winston LDC");

          viii)Winston Partners II LLC ("Winston LLC");

          ix)  Chatterjee Advisors LLC ("Chatterjee Advisors")

          x)   Chatterjee Management Company ("Chatterjee Management"); and

          xi)  Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 14 of 28 Pages

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of QIP.

               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil

                                                             Page 15 of 28 Pages

proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quantum Partners expended approximately $2,294,520 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days. QIP expended approximately $2,294,520 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days. Winston LDC expended approximately $1,026,345 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days. Winston LLC expended approximately $503,323 of its working capital to purchase the Shares reported herein as being acquired within the last 60 days.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, QIP, Mr. Soros, Winston LDC and/or Winston LLC were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

                                                             Page 16 of 28 Pages

Item 5.        Interest in Securities of the Issuer.

               (a) (i)  Each of QIP,  QIHMI  and QIH  Management  may be  deemed
beneficial   owner  of  the   225,075   Shares  held  for  the  account  of  QIP
(approximately .29% of the total number of Shares outstanding).

                    (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 650,150 Shares (approximately .85% of the total number of Shares outstanding). This number consists of (A) 425,075 Shares held for the account of Quantum Partners, and (B) 225,075 Shares held for the account of QIP.

                    (iii) Mr. Soros may be deemed the beneficial owner of 2,450,150 Shares (approximately 3.21% of the total number of Shares outstanding). This number consists of (A) 1,800,000 Shares held for his personal account, (B) 425,075 Shares held for the account of Quantum Partners, and (C) 225,075 Shares held for the account of QIP.

                    (iv) Winston LDC may be deemed the beneficial owner of the 1,248,297 Shares currently held for its account (approximately 1.63% of the total number of Shares outstanding).

                    (v) Winston LLC may be deemed the beneficial owner of the 601,753 Shares currently held for its account (approximately .79% of the total number of Shares outstanding).

                    (vi) Each of Chatterjee Advisors and Chatterjee Management may be deemed the beneficial owner of 1,850,050 Shares (approximately 2.42% of the total number of Shares outstanding). This number consists of (A) 1,248,297 Shares held for the account of Winston LDC and (B) 601,753 Shares held for the account of Winston LLC.

                    (vii) Dr.  Chatterjee may be deemed the beneficial  owner of
2,075,125   Shares   (approximately   2.72%  of  the  total   number  of  Shares
outstanding). This number consists of (A) 1,248,297 Shares held for the account

                                                             Page 17 of 28 Pages

of Winston LDC, (B) 601,753 Shares held for the account of Winston LLC and (C) 225,075 Shares held for the account of QIP.

               (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to QIP with respect to the Shares) may be deemed to have the shared power to direct the voting and disposition of the 225,075 Shares held for the account of QIP.

                    (ii) Pursuant to the contract between Quantum and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 425,075 Shares held for the account of Quantum Partners.

                    (iii) Pursuant to the contract between Quantum and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 425,075 Shares held for the account of Quantum Partners.

                    (iv) Mr. Soros holds the sole power to vote and to dispose of the 1,800,000 Shares held for his personal account.

                    (v) Each of Winston LDC, Chatterjee Advisors (as manager of Winston LDC), Chatterjee Management (as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 1,248,297 Shares held for the account of Winston LDC.

                    (vi) Each of Winston LLC, Chatterjee Advisors (as manager of Winston LLC), Chatterjee Management (as investment advisor to Winston LLC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 601,753 Shares held for the account of Winston LLC.

               (c) Except as disclosed in Item 2 hereof, which is incorporated by reference in this Item 5, and the transactions listed on Annex B hereto, there have been no transactions with respect to the Shares since the date of the last filing by any of the Reporting Persons or other persons identified in response to Item 2 of the Initial Statement.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in acordance with their ownership interests in QIP.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for his personal account.

                    (iii) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                                             Page 18 of 28 Pages

                    (iv) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the shares, held for the account of Winston LDC in accordance with their ownership interests in Winston LDC.

                    (v) The shareholders of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Winston LLC in accordance with their ownership interests in Winston LLC.

               (e) Not Applicable.

                    Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the SFM Clients and the account of QIP. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account, the accounts of the SFM Clients and the account of QIP. Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Each of Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts Winston LDC and Winston LLC, respectively. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for the accounts of QIP, Winston LDC and Winston LLC.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, Quantum Partners and/or the SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Fund, Quantum Partners and/or the SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described herein, the Reporting Persons and SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 19 of 28 Pages

Item 7.        Material to be Filed as Exhibits.

               (a) Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               (b) Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               (c) Joint Filing Agreement dated January 1, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee.

               (d) Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein and Mr. Sean Warren and Mr. Michael Neus (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

               (e) Power of Attorney dated May 31, 1995 granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz (filed as Exhibit D to the Initial Statement and incorporated herein by reference).

               (f) Power of Attorney dated October 25, 1996 granted by Winston Partners II LDC in favor of Mr. Peter A Hurwitz (filed as Exhibit E to the Initial Statement and incorporated herein by reference).

                                                             Page 20 of 28 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 1, 1997                 QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.
                                             its Sole General Partner


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        QIH MANAGEMENT, INC.


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director


                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact

                                                             Page 21 of 28 Pages

                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LDC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                        WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Manager


                                        CHATTERJEE ADVISORS LLC


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                        CHATTERJEE MANAGEMENT COMPANY


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                       PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 22 of 28 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:

                                                          Number of Shares
        Scott K. H. Bessent
        Walter Burlock
        Jeffrey L. Feinberg
        Arminio Fraga
        Gary Gladstein...........................................7,000
        Robert K. Jermain
        David N. Kowitz
        Alexander C. McAree
        Paul McNulty
        Gabriel S. Nechamkin
        Steven Okin
        Dale Precoda
        Lief D. Rosenblatt
        Mark D. Sonnino
        Filiberto H. Verticelli
        Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

               (a) The consideration used for purchasing the Shares reported above was the personal funds of each of the Managing Directors who purchased such Shares.

               (b) All of the Shares reported above were acquired for investment purposes.

               (c) Each of the Managing Directors (i) holds the Shares reported above as being held for his or her own account, (ii) has the sole power to vote or dispose of such Shares and has the right to receive the dividends from, or proceeds from the sale of, the Shares, and (iii) has not effected any transactions in the Shares since November 2, 1996 (60 days prior to the date hereof).

               (d)  None  of  the   Managing   Directors   has  any   contracts,
               arrangements, understandings or relationships with respect to the Shares.

                                                             Page 23 of 28 Pages



                                                 ANNEX B

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                               SYBASE, INC.


                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------            -----------       -----------      ----------------     ---------------

Quantum Partners\1\            12/30/96             BUY               28,125                16.833

                               12/30/96             BUY               18,750                16.841

                               12/31/96             BUY                9,375                16.750

                               12/31/96             BUY               80,625                16.722



Quantum Industrial             12/30/96             BUY               28,125                16.833

Partners LDC                   12/30/96             BUY               18,750                16.841

                               12/31/96             BUY                9,375                16.750

                               12/31/96             BUY               80,625                16.722



Winston Partners II            12/30/96             BUY               12,600                16.833

LDC\2\                         12/30/96             BUY                8,375                16.840

                               12/31/96             BUY                4,200                16.750

                               12/31/96             BUY               36,050                16.722



Winston Partners               12/30/96             BUY                6,150                16.833

LCC\2\                         12/30/96             BUY                4,125                16.840

                               12/31/96             BUY                2,050                16.750

                               12/31/96             BUY               17,700                16.722



-------------------
1. Transactions effected at the direction of SFM.
2. Transactions effected at the direction of Chatterjee Management.



                                                             Page 24 of 28 Pages

                                  EXHIBIT INDEX

                                                                           PAGE
                                                                           -----



A.   Power of Attorney,  dated as of January 1, 1997,  granted by
     Mr.  George  Soros in favor of Mr.  Sean C.  Warren  and Mr.
     Michael C. Neus....................................................... 25


B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus................................................... 26


C.   Joint Filing  Agreement  dated  January 1, 1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
     George Soros, Mr. Stanley F. Druckenmiller, Winston Partners
     II LDC,  Winston Partners II LLC,  Chatterjee  Advisors LLC,
     Chatterjee  Management  Company and Dr. Purnendu  Chatterjee
     ...................................................................... 27